Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3 of our report dated March 8, 2021, (July 30, 2021, as to the impacts of the retrospective application of the change in the composition of reportable segments as described in Notes 1 and 3) relating to the financial statements of ArcelorMittal appearing in this Current Report on Form 6-K dated July 30, 2021.

/s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

July 30, 2021